UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Summary of the Ordinary and Extraordinary Shareholders’ Meeting held on April 22, 2025.

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY AND EXTRAODINARY SHAREHOLDERS’ MEETING HELD ON APRIL 22, 2025

On April 22, 2025, at 15:04 pm, Mr. Julio Patricio Supervielle as Chairman called to order the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. (the “AGM”), which was held, on first summons, via videoconference in accordance with the provisions of Article Fourteenth Bis of the Bylaws, through the use of “Microsoft Teams®”.

The AGM was attended on a virtual mode by 9 shareholders: 3 in person and 6 represented by duly authorized agents, holding 61,738,188 Class A book entry shares entitled to 5 votes per share and 276,423,280 Class B book entry shares entitled to 1 vote per share, all shares with a face value of AR $1 each. In total, shares represent a capital of AR $ 338,161,568 (77.25% of the share capital) and 585,114,220 votes (85.46% of the total votes), hence the quorum requirement of articles 243 and 244 of Law No. 19,550 was met.

It was clarified that when dealing with items 10, 15, 16, 17 and 18 of the Agenda, this AGM held an extraordinary session.

Directors Messrs. Julio Patricio Supervielle, Atilio Maria Dell´Oro Maini, Eduardo Pablo Braun and Mrs. Laurence Mengin de Loyer attended the meeting. The AGM was also attended by the members of the Supervisory Committee Messrs. María Valeria Del Bono and Carlos Alfredo Ojeda, the Certifying Accountant María Sebastian Morazzo and other members of management and personnel, all duly authorized. Mr. Joel Mainero attended the AGM as overseer appointed by the National Securities Commission whereas Mr. Félix Ariel Schmutz attended the AGM as overseer appointed by the Buenos Aires Stock Exchange. The General Manager of Banco Supervielle S.A., Mr. Gustavo Manriquez, also attended the meeting.

It was stated that the publications of the summons to the AGM were made on March 19, 20, 21, 25 and 26 in the Official Gazette of Argentina and on March 21, 25, 26, 27 and 28 in the newspaper La Prensa.

Mr. Carlos Alfredo Ojeda, on behalf of the Supervisory Committee, verified that the AGM was held in virtual mode in accordance with the provisions of Article Fourteenth Bis of the Bylaws, through the use of “Microsoft Teams®”, that allowed: (i) the free access for all participants to the AGM as if it were held in person, as it was verified during the accreditation process; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the AGM, ensuring equal treatment for all participants; and (iii) the recording of the AGM with its relevant backup in digital format.

Then, the items of the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign off the minutes of the Shareholders’ Meeting

By a majority of computable votes, the shareholder Juan Pablo Molinari and the representative of the shareholder FGS-ANSES were appointed to sign off the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 583,772,420

Abstentions: 1,316,630

Negative votes: 22,170

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2024

By a majority of computable votes, the Financial Statement, Income Statement, Other Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information, Informative Summary, the Annual Report Integrated Report, Auditor’s Report of the independent auditor Price Waterhouse & Co. S.R.L. and Supervisory Committee’s Report for the fiscal year ended on December 31, 2024 were approved.

The following is the outcome of such voting process:

Positive votes: 583,757,145

Abstentions: 1,330,830

Negative votes: 26,245

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2024

By a majority of computable votes, it was approved the performance of the Board of Directors during the fiscal year ended on December 31, 2024.

The following is the outcome of such voting process:

Positive votes: 224,177,283

Abstentions: 360,777,657

Negative votes: 159,280

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2024

By a majority of computable votes, it was passed the performance of the Supervisory Committee during the fiscal year ended on December 31, 2024.

The following is the outcome of such voting process:

Positive votes: 583,609,160

Abstentions: 1,325,485

Negative votes: 179,575

5.	Consideration of the remuneration to the Board of Directors for AR$ 744,995,260 (AR$ 599,156,794 at

historical values), corresponding to the fiscal year ended December 31, 2024, which resulted in a computable utility under the terms of the Rules of the Argentine Securities Commission

By a majority of computable votes, it was passed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2024, be set at AR$744,995,260 ($599,156,794 at historical values).

The following is the outcome of such voting process:

Positive votes: 223,876,093

Abstentions: 360,945,547

Negative votes: 292,580

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2024

By a majority of computable votes, it was passed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2024, be set at AR$10,475,026 at historical values, to be allocated as follows: to Mr. Enrique José Barreiro the amount of AR$ 4,971,798; to Mr. Carlos Alfredo Ojeda the amount of AR$ 4,971,798; and to Ms. María Valeria Del Bono Lonardi the amount of AR$531,430. In this regard, it was learned that the aforementioned fees were advanced and received prior to the current AGM.

The following is the outcome of such voting process:

Positive votes: 583,350,585

Abstentions: 1,487,890

Negative votes: 275,745

7.	Determination of the number of Regular and Alternate members of the Board of Directors

By a majority of computable votes, it was fixed in 6 the number of regular members to comprise the Board of Directors and maintained in 2 the number of alternate directors.

The following is the outcome of such voting process:

Positive votes: 583,750,170

Abstentions: 1,254,675

Negative votes: 109,375

8.	Election of the regular members of the Board of Directors and determination of their mandate

By a majority of computable votes, the following items were passed: (i) To elect Mrs. Julio Patricio Supervielle, Atilio María Dell'Oro Maini, Eduardo Pablo Braun, Hugo Enrique Santiago Basso and Gabriel Alberto Coqueugniot as Regular Directors, all of them for a period of two fiscal years, that is, until the annual General Meeting of the Company that considers the documents prescribed by Article 234, subsection 1 of Law No. 19,550 corresponding to the fiscal year ending on December 31, 2026; (ii) Record that Mr. Eduardo Pablo Braun and Mr. Gabriel Alberto Coqueugniot will have the status as "independent" while Mr. Julio Patricio Supervielle, Mr. Atilio María Dell'Oro Maini, and Mr. Hugo Enrique Santiago Basso will have the status as "non-independent," in accordance with the regulations established by the CNV; (iii) to inform that Eduardo Pablo Braun and Mr. Gabriel Alberto Coqueugniot will have the status of “Independent” in accordance with the regulations of the United States of America of U.S. Federal Securities Law and NYSE Standards.

The following is the outcome of such voting process:

Positive votes: 196,651,547

Abstentions: 362,427,918

Negative votes: 26,024,755

9.	Appointment of regular and alternate members of the Supervisory Committee

By a majority of computable votes, the following items were passed: (i) to appoint Messrs. Miriam Arana, Carlos Alfredo Ojeda and María Valeria Del Bono Lonardi as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez as alternate syndics, all of them for one fiscal year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2025 is held; and (ii) to state that, pursuant to the criteria set by the National Securities Commission’s standards, all appointed syndics shall have the status of “independent”.

The following is the outcome of such voting process:

Positive votes: 568,361,924

Abstentions: 1,444,300

Negative votes: 15,307,996

10.	Consideration of the results for the fiscal year ended December 31, 2024 and destination of unallocated results as of December 31, 2024 (profit of thousands AR$124,977,709) proposed to: (i) be fully absorbed against a legal reserve of $6.248.885 thousand, (ii) a facultative reserve of thousand $93,733,282, and (iii) a reserve for future dividends of thousand $24.995.542

By a majority of computable votes, it was passed that the profit for fiscal year 2024 be distribute as follows, in thousand:

(i)	AR$6,784,360 (amount restated in homogeneous currency as of March 31, 2025) to legal reserve;
(ii)	AR$101,765,394 (amount restated in homogeneous currency as of March 31, 2025) to the constitution of an facultative reserve under the terms of art. 70 of Law 19,550 intended indistinctly for: (a) investment projects that are already committed and/or;(b) future investments related to new projects that are approved by the Board of Directors and/or; (c) acquisition of own shares of the company, and/or; (d) the payment of dividends based on the evolution of the financial condition of the Company and/or; (e) the absorption of present or future losses, delegating to the Board of Directors the power and opportunity to disaffect totally or partially the optional reserve for the purposes for which it was established, determining its amount, currency, type, terms and other terms and conditions; and
(iii)	AR$27,137,438 (amount restated in homogeneous currency as of March 31, 2025) to the constitution of an facultative reserve for future dividends in accordance with the provisions of art. 70 of Law 19,550.

The following is the outcome of such voting process:

Positive votes: 568,372,434

Abstentions: 16,705,656

Negative votes: 36,130

11.	Delegation to the Board of Directors the power to withdraw the reserve for future dividends for up to the amount of thousand AR$ 24,995,542 in order to allocate it to the payment of a dividend in cash and/or in kind, in that last case valued at market price, or in any combination of both options and the determination of the opportunity, and other terms and conditions thereof

By a majority of computable votes, it was passed the delegation to the Board of Directors of the power to fully or partially cancel the facultative reserve for the payment of dividends in cash and/or in kind, in the latter case valued at market price, or in any combination of both options,for the sum of up to thousands of AR$27,137,438 (amount restated in homogeneous currency as of March 31, 2025), and for such purposes may determine the timing, amount, currency, type, terms and other terms and conditions dividends´s payment to the shareholders of the Company.

The following is the outcome of such voting process:

Positive votes: 583,739,975

Abstentions: 1,243,090

Negative votes: 131,155

12.	Remuneration of the Certifying Accountant for the financial statements for the fiscal year ended December 31, 2024

By a majority of computable votes, it was passed that the fees to the Certifying Accountant of the financial statements as of December 31, 2024 be set at AR$95,589,777 (AR$91,894,780 at historical values).

The following is the outcome of such voting process:

Positive votes: 583,343,565

Abstentions: 1,386,640

Negative votes: 384,015

13.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2025 and determination of their remuneration

By a majority of computable votes, it was passed the appointment of Messrs. Sebastián Morazzo and Nicolas Ángel Carusoni of the firm Price Waterhouse & Co. S.R.L. as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2025, and that their fees be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2025.

The following is the outcome of such voting process:

Positive votes: 582,536,985

Abstentions: 1,319,630

Negative votes: 1,257,605

14.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

By a majority of computable votes, it was passed a budget of AR$ 58,000,000 to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services during the fiscal year to end on December 31, 2025.

The following is the outcome of such voting process:

Positive votes: 582,587,905

Abstentions: 1,586,655

Negative votes: 939,660

15.	Increase of the capital stock of Grupo Supervielle S.A. by the sum of up to a nominal value of $120,000,000 (one hundred twenty million pesos), through the issuance of up to 120,000,000 (one hundred twenty million) new ordinary, book-entry Class B shares one t (1) vote and a nominal value of $1 (one peso) per share, and with the right to dividends on equal terms as the ordinary, book-entry, Class B shares in circulation at the time of issuance, to be offered by public subscription in the country or abroad through the procedure of Article 62 bis of Capital Markets Law No. 26,831. Setting the parameters within which the Board of Directors will establish the issuance of the share premium. Destination of the funds.

By a majority of computable votes it was approved:

(i) An increase in the capital stock by the amount of up to a nominal value of AR$120,000,000, through the issuance of up to 120,000,000 new ordinary, book-entry Class B shares with the right to 1 (one) vote and a nominal value of $1 (one peso) per share, and with the right to dividends on equal terms with the ordinary, book-entry Class B shares in circulation at the time of issuance, to be offered by public subscription in the country or abroad through the procedure set forth in Article 62 bis of Capital Markets Law No. 26,831, with the possibility of exceeding the increase by up to 15% in case of oversubscription;

(ii) An authorization for the Board of Directors to determine the final subscription price of the new Class B shares (and, consequently, the applicable issuance of a share premium) between a minimum equivalent to 85% and a maximum equivalent to 120% of the average traded prices, weighted by the traded volume, of the quotations of the Company's American Depositary Receipts registered on the New York Stock Exchange during the 5 trading days immediately preceding the date on which the final subscription price must be determined, dividing the resulting price in US dollars by 5 to obtain the price in US dollars per Class B share and converting the resulting amount to Argentine Pesos by applying the reference exchange rate reported by the Central Bank of the Argentine Republic for the date of price setting or the date determined by the Board of Directors, in case it is also foreseen the payment of the new shares in such currency, authorizing the Board of Directors, if necessary, to set an indicative price range and/or an indicative reference price, which may be non-binding;

(iii) That the net proceeds from the issuing of the new shares be used for general corporate purposes aimed at expanding the Company's business and strengthening its position within the Argentine financial system, authorizing the Board of Directors to determine the specific use of such funds as previously stated.

The following is the outcome of such voting process:

Positive votes: 567,287,884

Abstentions: 16,526,321

Negative votes: 1,300,015

16.	Request for the respective authorization to make a public offering in the country and/or in foreign markets as determined by the Board of Directors in due course (making use of the company´s title registration mechanism with the Securities and Exchange Commission under the universal “shelf” modality contemplated in the regulation of said entity), and listing on Bolsas y Mercados Argentinos S.A., A3 Mercados S.A., the New York Stock Exchange, and/or on the stock exchanges and/or markets in the country or abroad as likewise determined by the Board of Directors

By a majority of computable votes it was approved to request the corresponding authorization to make a public offering in the country and/or in foreign markets as may be determined by the Board of Directors in due course, being able to request the corresponding registrations with the Securities and Exchange Commission, including under the Universal “Shelf” registration method in accordance with applicable U.S. regulations, as well as the listing of the new Class B shares on Bolsas y Mercados Argentinos S.A., A3 Mercados S.A., the New York Stock Exchange, and/or on such other exchanges and/or markets in the country or abroad under the terms and conditions as may be determined by the Board of Directors in due course, being able to use the authorization and issuance system in foreign markets, allowing for the issuance of securities under New York law through a depositary bank.

The following is the outcome of such voting process:

Positive votes: 583,225,870

Abstentions: 1,608,270

Negative votes: 280,080

17.	Delegation to the Board of Directors of the necessary powers for the implementation of the resolutions of item 15 and item 16 of the previous agenda.

By a majority of computable votes it was approved the Delegation of Powers to the Board of Directors for: (i) The implementation of the capital increase and the setting of the issuance conditions for the new shares, (ii) The obtaining of the necessary authorizations for the public offering, listing, and trading of the new shares and/or ADSs and/or ADRs in Argentina and/or abroad, (iii) The execution of contracts and agreements with financial and depositary entities involved in the process, (iv) The adjustment of the current ADR program, (v) The implementation of other decisions adopted in this General Meeting regarding items 15 and 16 of the Agenda, and (vi) The sub-delegation of the delegated powers to directors or managers.

The following is the outcome of such voting process:

Positive votes: 568,098,699

Abstentions: 16,738,196

Negative votes: 277,325

18.	Consideration of the authorization to the Board of Directors for the disposal of the shares in the Company’s portfolio under the terms of article 67 of the Capital Markets Law

By a majority of computable votes, it was approved to authorize the Board of Directors to: (i) Sell all or part of the New Treasury Shares, with broad powers to determine the number of shares, timing, method, price and other conditions that may be necessary and in compliance with current regulations. and/or (ii) allocate all or part of the New Treasury Shares to fulfill a compensation program established by the Company and/or (iii) distribute all or part of the New Treasury Shares among the shareholders in proportion to their holdings.

The following is the outcome of such voting process:

Positive votes: 568,099,764

Abstentions: 16,536,301

Negative votes: 478,155

19.	Authorizations

By a majority of computable votes, it was passed an authorization for: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Doctors Celeste Ibañez, Agustina del Pilar González and Carla Susana Cánepa, and Messrs. Agustin Rojas Pin and Ignacio Rutter (members of the Legal Department), so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., A3 Mercados  S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks.

The following is the outcome of such voting process:

Positive votes: 583,378,230

Abstentions: 1,619,120

Negative votes: 116,870

The Supervisory Committee verified that the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. in a virtual mode was properly carried out, with the deliberation and voting of all the items on the Agenda.

The AGM was adjourned at 16:19 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 23, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer